UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 2)

MERISEL, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

589849108
(CUSIP number)

Robert Keppler
Saints Capital Granite, L.P.
475 Sansome Street, Suite 1850
San Francisco, CA 94111
(415) 773-2080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

________________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 589849108	13D	Page 2 of 6 pages

1.	NAMES OF REPORTING PERSONS Saints Capital Granite, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 69.3%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 589849108	13D	Page 3 of 6 pages

1.	NAMES OF REPORTING PERSONS Saints Capital Granite, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 69.3%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 589849108	13D	Page 4 of 6 pages

SCHEDULE 13D

This Amendment No. 2 (this “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, filed on May 20, 2011, as amended by Amendment No. 1 thereto, filed on December 28, 2011 (as amended, the “Amended Schedule 13D”), with respect to the common stock, $0.01 par value per share (“Common Stock”), of Merisel, Inc., a Delaware corporation (“Merisel”), which has its principal executive offices at 127 West 30th Street, 5th Floor, New York, New York 10001.  Defined terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4.     Purpose of the Transaction

The response set forth in Item 4 of the Amended Schedule 13D is hereby amended and supplemented by adding the following two sentences:

On February 8, 2012, SCGLP delivered a letter to the special committee of the board of directors of Merisel in which it notified the special committee that it was withdrawing its previous proposal to acquire the remaining 30.7% of the shares of Common Stock that it does not already own.  The original proposal was set forth in a letter dated December 28, 2011 to the special committee.  A copy of the February 8, 2012 letter to the special committee from SCGLP is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits

The response set forth in Item 7 of the Amended Schedule 13D is hereby amended and restate in its entirety as follows:

Exhibit 1	Letter to the Special Committee of the Board of Directors of Merisel, Inc., dated February 8, 2012, from Saints Capital Granite, L.P.

Exhibit 2
Joint Filing Agreement, dated May 20, 2011, by and between Saints Capital Granite, L.P. and Saints Capital Granite, LLC (previous filed as Exhibit 1 to the Schedule 13D of Saints Capital Granite, L.P. and Saints Capital Granite, LLC filed on May 20, 2011 and incorporated herein by reference).

CUSIP No. 589849108	13D	Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date:  February 8, 2012
SAINTS CAPITAL GRANITE, L.P.

By: SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By: /s/ Kenneth B. Sawyer

Name: Kenneth B. Sawyer

Title: Managing Member

SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company

By: /s/ Kenneth B. Sawyer

Name: Kenneth B. Sawyer

Title: Managing Member

CUSIP No. 589849108	13D	Page 6 of 6 pages

Exhibit 1

Saints Capital Granite, L.P.
475 Sansome Street, Suite 1850
San Francisco, CA 94111

February 8, 2012

Merisel, Inc.
127 W. 30th Street, 5th Floor
New York, NY 10001

Attn:  Special Committee of the Board of Directors

To the Special Committee:

We write this letter to inform you that, effective immediately, we are withdrawing our previous proposal to acquire the outstanding shares of common stock of Merisel, Inc. not currently owned by Saints Capital Granite, L.P. (Saints Capital) at a cash purchase price of $1.35 per share.  The proposal was communicated to the Special Committee in a letter dated December 28, 2011.

Our prior letter made clear that we would not move forward with our proposed transaction in the event the process became the subject of shareholder litigation.  It was our intent to provide our shareholders with an opportunity to cash their shares out at a fair price in what is otherwise a highly illiquid market for the company’s stock.  We believed, and continue to believe, that our original proposal presented an attractive opportunity for the company’s shareholders.  The offer price represented a premium in excess of 100% to the average closing price of Merisel common stock for the 20 trading days ending on December 27, 2011, the day prior to the day on which our original proposal was delivered to the Special Committee.  Unfortunately, a small subset of the company’s shareholders have deemed it appropriate to bring claims against the company and its board in an attempt to block the transaction from moving forward, even prior to the time that any definitive terms for the transaction have been negotiated or set by the parties.  While we believe the contentions made in the lawsuits are entirely without merit and are not grounded in fact, the estimated costs and delay associated with addressing these claims have caused us to conclude that we should not move forward with the transaction at this time.

We thank the Special Committee for its time and consideration in reviewing our proposal.  Saints Capital will continue to evaluate its options in connection with its investment in Merisel as it moves forward.  Note that we will be filing an amendment to our Schedule 13D with the Securities and Exchange Commission to reflect the withdrawal of our proposal.

Sincerely, /s/ Joseph Yang Joseph Yang Saints Capital Granite, L.P.